UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one): ☐Form 10-K ☐Form 20-F ☐Form 11-K ☒Form 10-Q ☐Form 10-D
☐Form N-CEN ☐Form N-CSR

For Period Ended: June 30, 2024

Transition Report on Form 10-K
Transition Report on Form 20-F
Transition Report on Form 11-K
Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Movella Holdings Inc.
(Full Name of Registrant)
N/A
(Former Name if Applicable)

Suite 110, 3535 Executive Terminal Drive
(Address of Principal Executive Office (Street and Number))
Henderson, Nevada 89052
(City, State and Zip Code)

—————————————————————————————————————————

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

1

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Movella Holdings Inc. (the “Company”) has determined that it is unable to file its Quarterly Report on Form 10-Q for the quarter ended June 30, 2024 (the “Q2 Form 10-Q”) by August 14, 2024, the original due date for such filing, without unreasonable effort or expense due to the circumstances described below.

As previously disclosed, on November 10, 2023, management and the Audit Committee of the Company’s Board of Directors (“Audit Committee”) concluded that certain accounting items materially impacted the Company’s previously issued 2023 unaudited condensed consolidated quarterly financial statements and will require restatements of the Company’s financial statements filed on Form 10-Q for the quarterly periods ended March 31, 2023, and June 30, 2023 (the “Form 10-Q filings”). The Company filed a Form 8-K on November 14, 2023, related to the restatements of the Form 10-Q filings for each of these quarterly reporting periods and notes that, because of these restatements, the previously-issued financial statements for the affected periods, as well as the relevant portions of any communication which describes or are based on such financial statements, should no longer be relied upon.

The Company determined that restatements of the unaudited condensed consolidated financial statements for the quarterly periods ended March 31, 2023, and June 30, 2023, are necessary to correct several items.

The first error identified related to the Business Combination that completed on February 10, 2023. Pathfinder Acquisition Corporation, which was renamed to Movella Holdings Inc. upon consummation of the Business Combination, incurred expenses which were paid with proceeds from the Business Combination. Certain transaction expenses incurred by Pathfinder Acquisition Corporation that were paid with proceeds from the Business Combination were recorded on the financial statements of Movella Holdings Inc. on a gross inflow and outflow basis, but should have been presented on a net inflow basis to Movella Holdings Inc., and the transaction costs Movella Holdings Inc. recorded should have included an expense related to the 1,000,000 shares granted to Francisco Partners per the Equity Grant Agreement, and the Company revised its allocation of debt and equity issuance costs to directly attribute certain costs to either the debt or equity components of the transaction prior to allocating the remaining costs to the debt or equity components on a relative fair value basis. Additionally, the Company reviewed its additions to internally developed capitalized software and determined that certain amounts should have been expensed as incurred instead of capitalized to intangible assets on the condensed consolidated unaudited statement of operations. The impact of these errors is still being determined.
The Company currently believes that the above errors will result in overstatements by approximately $0.3 million of prepaid expenses and other current assets, approximately $1.6 million of capitalized equity issuance costs and other assets, approximately $1.5 million of intangible assets, net and accumulated deficit by approximately $7.7 million, and an understatement of additional paid-in capital by approximately $3.8 million on the condensed consolidated balance sheets as of June 30, 2023, as well as an understatement of $1.5 million of research and development expense and $5.9 million of debt issuance costs and overstatement of general and administrative expense of $0.1 million on the condensed consolidated unaudited statement of operations for the three months ended March 31, 2023.
The second error identified was in the recognition of revenue from a contract with a customer in the three months ended June 30, 2023. The error resulted in an overstatement of revenue on the condensed consolidated unaudited statements of operations by $0.7 million and an overstatement of cost of revenues by $0.2 million for the three months ended June 30, 2023, and corresponding overstatements and understatements on the condensed consolidated unaudited balance sheet as of June 30, 2023, which includes an overstatement of accounts receivable by $0.7 million and an understatement of inventories by $0.2 million.

The foregoing determination was made in connection with a review of the appropriate accounting treatment of such customer contract and the resulting review of the terms of such contract and whether the contract was booked in a manner consistent with the Company’s internal policies. In connection with the foregoing, the Audit Committee determined that further review and procedures relating to certain accounting and internal control matters should be undertaken. The Audit Committee conducted, with the assistance of independent counsel, an investigation of certain accounting and internal control matters, and as a result, the Company was unable to complete its preparation and review of the Form 10-Q for the quarterly period ended September 30, 2023 (the “Q3 10-Q”), in time to file within the prescribed time period without unreasonable effort or expense. As stated in the Company’s Form 8-K filed on November 15, 2023, the Company
1

announced a delay in the filing of the Q3 10-Q as a result of the required restatements. The Audit Committee investigation is complete and the Company has substantially completed the implementation of remedial measures that were identified and recommended during the course of the investigation.

As stated in the Company’s Form 8-K filed on January 30, 2024, RSM US, LLP resigned as the Company’s independent registered public accounting firm. The lack of an independent registered accounting firm adversely affected the Company’s ability to complete the restatements, the late filing of the Q3 10-Q, the audit of the Company’s consolidated financial statements for the year ended December 31, 2023 (the “2023 audit”), and the Form 10-K for the year ended December 31, 2023 (the "Form 10-K") (as disclosed in the Company's Form 12b-25 filed April 1, 2024). On March 21, 2024, the Company announced that its Board of Directors appointed Marcum LLP (“Marcum”) as the Company’s independent registered public accounting firm effective March 19, 2024. The Company is currently working to complete: (a) the restatements of the unaudited condensed consolidated financial statements for the periods ended March 31, 2023 and June 30, 2023; (b) the preparation and review of the unaudited condensed consolidated financial statements for the three months ended September 30, 2023 and the Q3 10-Q; (c) the preparation of the Company’s consolidated financial statements for the year ended December 31, 2023, the 2023 audit, and the Form 10-K; (d) the preparation and review of the unaudited condensed consolidated financial statements for the three months ended March 31, 2024 and the Form 10-Q for the three months ended March 31, 2024 (the "Q1 Form 10-Q") and (e) the preparation and review of the unaudited condensed consolidated financial statements for the three months ended June 30, 2024 and the Form 10-Q for the three months ended June 30, 2024 (the "Q2 Form 10-Q"). While the Company continues to work expeditiously to conclude the above matters, including the 2023 audit, and file the Q2 Form 10-Q as soon as practicable, the Company does not anticipate filing the Q2 Form 10-Q within the 15 calendar day extension provided by Rule 12b-25(b). The Company will continue to devote the resources necessary to complete the Q2 Form 10-Q as soon as practicable.

2

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Stephen Smith	(725)	238-5682
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☐ No ☒

Form 10-Q for the quarter ended September 30, 2023
Form 10-K for the year ended December 31, 2023
Form 10-Q for the quarter ended March 31, 2024

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Cautionary Note Regarding Forward-Looking Statements:

Forward-Looking Statements: This Form 12b-25 contains “forward-looking” statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. The Company advises caution in reliance on forward-looking statements. Forward-looking statements include, without limitation, statements related to the ongoing review of certain accounting matters and preparation of certain financial statements and related periodic reports, including the restatements, the Q3 10-Q, the 2023 audit, the Form 10-K, the Q1 Form 10-Q and the Q2 Form 10-Q; the timing and results of the foregoing; consequences and/or effects of the review or the audit; whether such accounting review or audit will affect a significant change in results of operations from the corresponding period for the last fiscal year; and the Company’s plans, objectives and intentions, that are not historical facts generally. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those expressed or implied by the forward-looking statements, including risks related to the outcome of the Company’s review of the associated impacts of the restatement on its internal control over financial reporting; the discovery of additional and unanticipated information during the procedures required to be completed before the Company is able to file its required reports; and the application of accounting principles in an unanticipated manner, as well as the outcome of the Audit Committee or any other investigation. See also other risks that are described in “Risk Factors” in the Company’s filings with the Securities and Exchange Commission (the “SEC”), including its Annual Report on Form 10-K filed with the SEC for the fiscal year ended December 31, 2022, Form 8-K filed with the SEC on February 13, 2023, as amended on March 31, 2023, and any subsequent reports filed with the SEC. All forward-looking statements in this Form 12b-25 are based on information available to the Company as of the date of this filing. The Company expressly disclaims any obligation to update or alter its forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.
—————————————————————————————————————————

1

MOVELLA HOLDINGS INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: August 15, 2024	By:	/s/ Stephen Smith
Stephen Smith
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

1